
January 25, 2023

Richard Chera
Chairman of the Board of Directors
Crown PropTech Acquisitions
28 West 25th Street, Floor 6
New York, NY 10010

> **Re: Crown PropTech Acquisitions**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 17, 2023**
> **File No. 001-40017**

Dear Richard Chera:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alice Hsu, Esq.